[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 23, 2016

James E. O’Connor Senior Counsel Christina L. DiAngelo Fettig Senior Staff Accountant Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Invesco Dynamic Credit Opportunities Fund
File Nos.: 333-206401 and 811-22043

Dear Mr. O’Connor and Ms. DiAngelo Fettig:

Thank you for your comment letter, dated September 11, 2015, regarding the registration statement on Form N-2 filed by Invesco Dynamic Credit Opportunities Fund (the “Fund”) on August 14, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus

Cover Page

Comment 1:	The sub-caption “Investment Objective” states: “The Fund’s “primary investment objective is to seek a high level of current income, with a secondary objective of capital appreciation.” We note that explanations of how the Fund may accomplish its “secondary objective of capital appreciation” are not provided until pages S-3 and S-6 of the statement of additional information. Please provide an explanation of how the Fund intends to accomplish its secondary objective in the prospectus summary.

Response 1:	The Fund respectfully submits that the disclosure under the caption “Rationale” on page ii of the cover includes a description of how the Fund intends to accomplish its secondary objective of capital appreciation.

Comment 2:	The sub-caption “Investment Strategy” states that “the Fund seeks to achieve its investment objectives by opportunistically investing primarily in loan and debt instruments (and loan-related or debt-related instruments) (collectively, “credit securities”). The term “credit securities” is defined in “Portfolio Contents,” on page ii, but the definition does not explain the meaning of the terms “loan-related and debt-related instruments.” Please define the kinds of loan-related and debt-related instruments, as well as the kinds of loans and debt instruments, in which the Fund will invest.

Response 2:	As described under the caption “Portfolio Contents” on page ii of the cover, the Fund may invest in senior secured floating rate and fixed rate loans, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, and other debt obligations, including high-yield, high-risk obligations. The Fund may also invest in structured products, including collateralized debt and loan obligations, and swaps, including credit default, total return, index and interest rate swaps. These instruments are described in further detail throughout the Prospectus.

Comment 3:	Please revise the disclosure required by Item 1.j. of Form N-2 to state that the Fund’s strategy of investing without limit in lower rated obligations makes the offering one of “high risk,” as well as “predominately speculative.”

Response 3:	In accordance with Item 1(j) of Form N-2, the Fund has included disclosure on the cover page in bold text stating that “The Fund may invest without limitation in securities of below investment grade quality (commonly referred to as “junk bonds”), which are considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due.”

Comment 4:	The sub-caption “Rationale” indicates that “the ability to reallocate investments among different categories of investments at different points in the credit cycle…is critical to achieving higher risk-adjusted returns….” At an appropriate location, disclose the impact of the Fund’s reallocation strategy on the Fund’s expenses and expense ratio.

Response 4:	The Fund has included the requested disclosure in the discussion of the Fund’s portfolio turnover under the heading “The Fund’s Investments.”

Comment 5:	The sub-caption “Rationale” on the cover and on page 2 refers to “Senior Loans (as defined herein).” Please define the term where it is first used or indicate where it is defined.

Response 5:	The Fund has revised the parenthetical in each instance to indicate that “Senior Loans” is defined in the following paragraph.

Comment 6:	The sub-caption “Portfolio Contents” states: “To the extent that the Fund invests in swapssuch investments will be counted for purposes of the Fund’s 80% policy.” Rule 35d-1 is based upon a fund’s “assets,” not its exposure, and in the staff’s view the notional value of any derivatives should not be the basis for valuing derivatives included in the Fund’s 80% Policy. Please confirm that the swaps will be included in the 80% test based on their daily marked-to-market (net) obligation (i.e. the Fund’s daily net liability if any), rather than their notional value.

Response 6:	The Fund confirms that the daily marked to market value of derivative instruments, rather than the notional value, will be used by the Fund for purposes of determining compliance with the 80% policy.

Comment 7:	The sub-caption “Portfolio Contents” states that “although the Fund will not be managed for maturity or duration…the portfolio will likely have a low average duration.” Please briefly explain the concept of duration.

Response 7:	The Fund has included the requested disclosure.

Comment 8:	The sub-caption “Financial Leverage” states: “The investment advisory fees paid by the Fund will be calculated on the basis of the Fund’s Managed Assets (as defined in this Prospectus).” Please disclose where this definition can be found.

Response 8:	The Fund has revised disclosure to identify where the definition of Managed Assets can be found in the Prospectus.

Comment 9:	The caption “Foreword-Looking [sic] Statements[”] states: “The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended.” Please state that, as a result, the Fund is under an obligation to update “its forward-looking statements” if conditions change or unexpected occurrences happen to affect such statements subsequently.

Response 9:	Section 27A is a safe harbor from liability with respect to forward looking statements. The inapplicability of the safe harbor to the Fund does not impose an obligation to update forward looking statements. Section 27A(d) specifically states that “Nothing in this section shall impose upon any person a duty to update a forward-looking statement.” Therefore, the Fund respectfully submits that the suggested language would be inappropriate.

Comment 10:	The bolded paragraph following the table of contents disclosure states: “You should assume that the information in this Prospectus is accurate only as of the date of this Prospectus.” Please state that the Fund will update the disclosure during the offering for any material changes.

Response 10:	The Fund confirms that in connection with any offering that will be conducted on a continuous basis, for example, an “at-the-market” offering, the Prospectus Supplement relating to such offering will include a statement to the effect that “The Fund will update the Prospectus to reflect any material changes to the disclosures herein to the extent required by applicable law.”

Prospectus Summary

Rationale, page 2

Comment 11:	The subsection states: “In less positive economic environments characterized by, among other things, high default rates, the Fund willemphasize more balanced investments among Senior Loans and second lien or other subordinated loans or debt, including stressed and distressed credit securities.” It appears that, in times of high default rates, the Fund’s strategy will be to invest in securities more likely to default. Please clarify this strategy. Will investors be given notice of such a modification of the strategy?

Response 11:	The Fund pursues a “dynamic” investment strategy that may seek distressed opportunities to pursue higher risk-adjusted returns. The highlighted language is intended to convey that during periods of high default rates, the Fund is expected to have more stressed and distressed investment opportunities, including investments that while stressed or distressed the Adviser believes present attractive risk adjusted investment opportunities pursuant to the application of the Adviser’s valuation driven investment approach and fundamental credit analysis. These are the market inefficiencies that the Fund may seek to exploit in less positive market environments. Positive economic environments present fewer opportunities in the distressed space, so the Fund focuses more of its investments in senior loans during those times. The dynamic allocation between different sectors of the credit market does not constitute a modification to the Fund’s strategy, but the application of the strategy as described in the Fund’s prospectus. Investors receive information regarding the current focus of the Fund’s portfolio in annual and semi-annual reports.

Investment Policies, page 2

Comment 12:	The disclosure states that the Fund will invest in “the following credit securities: (i) senior secured floating rate and fixed rate loans (“Senior Loans”); (ii) second lien or other subordinated or unsecured floating rate and fixed rate loans or debt; and (iii) other debt obligations, including high-yield, high-risk obligations (commonly known as “junk” securities).” Please define the terms “senior secured loans” and “subordinated loans.” The statement that the Fund will invest in “other debt obligations, including high-yield, high-risk obligations (commonly known as “junk” securities)” creates an incorrect implication that senior and, particularly, subordinated loans may not be “high-yield, high risk obligations.” Please revise the disclosure to clarify that the Fund’s entire portfolio, if rated, could be rated below investment grade. Otherwise, please explain to us why this is not the case.

Response 12:	The Fund notes that disclosure in bold on the cover page of the Prospectus states that “The Fund may invest without limitation in securities of below investment grade quality (commonly referred to as “junk bonds”), which are considered predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal when due.” In addition, the Fund has revised the disclosure referenced above to clarify that any of the Fund’s investments may be of below investment grade qualify.

Comment 13:	Where appropriate in the prospectus, please explain the difference between second lien and other subordinated or unsecured loans or debt. Please also explain whether subordinated loans ever have parity with senior loans in terms of payment of interest or principal, or both.

Response 13:	The Fund respectfully submits that the requested disclosure is contained under the heading “The Fund’s Investments—Second Lien or Other Subordinated or Unsecured Loans or Debt.” Typically, senior debt will have priority to any subordinated debt with respect to both interest and principal. Investing in subordinated loans that have parity with senior loans is not a principal investment strategy of the Fund.

Comment 14:	Please explain to us in correspondence whether the Fund intends to invest more than 15% of its net assets in entities, including CLOs, that are permitted to rely on the exclusions from the definition of an investment company in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

Response 14:	The Fund may invest up to 20% of its assets structured products, including CLOs. The Fund may invest in collateralized securities that rely on the exemptions found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund believes that investments in structured products should not be treated as investments in hedge funds because collateralized securities are fundamentally different from hedge funds. Structured products are pools of assets (e.g. mortgages, loans or other debt securities) issued by multiple underlying issuers or representing mortgages on multiple properties and property types. Many structured products trade in an active market pursuant to Rule 144A under the Securities Act of 1933. Hedge funds, on the other hand, are generally not actively traded nor tied to the credit of underlying debtors or mortgagees. The Fund understands that issuers of CLOs and other structured products, depending on their structure and assets, may rely on a variety of exclusion from the definition of investment company, including 3(c)(1) and 3(c)(7). The specific exclusion from the 1940 Act relied upon by the issuer of a CLO or other structured product is generally not a factor in the Adviser’s investment decision, and may not be known at the time of investment.

Comment 15:	In the second paragraph on page 2, please define the term: “credit securities derivative instruments.”

Response 15:	The Fund has revised disclosure to eliminate the term “credit securities derivative instruments.”

Comment 16:	The first paragraph on page 3 states that “the Fund does not intend to invest in obligations of issuers located in emerging market countries.” Please disclose the method by which the Fund determines whether a country is an emerging market or frontier country. One method, for example, could be the country’s inclusion in an independent third party list of emerging countries, such as those maintained by the World Bank and IMF, or lists used by index providers such as FTSE, MSCI, or S&P.

Response 16:	The Fund notes that the referenced paragraph discloses the Fund’s definition of emerging market countries, stating that “The Fund considers emerging market countries to be those countries that the international financial community, including the International Bank for Reconstruction and Development (more commonly known as The World Bank) and the International Finance Corporation, considers to be emerging or developing countries on the basis of such factors as trade initiatives, per capita income and level of industrialization.”

Investment Philosophy, page 3

Comment 17:	The disclosure states that the Adviser constructs the portfolio “with an emphasis on liquidity” and “[i]n constructing the portfolio, the Adviser focuses on liquidity….” Please reconcile these statements with statements throughout the prospectus that, for example, “[t]he Fund may invest without limitation in obligations for which there is no readily available trading market or which are otherwise illiquid.”

Response 17:	In each of the statements referenced above, liquidity is merely one factor among many considered by the Fund. Specifically, the Fund describes “an emphasis on liquidity, diversification and relative value (i.e., risk, liquidity and potential return of one investment relative to another)” and states that the Adviser “focuses on liquidity, diversification, identification of relative value and continuous monitoring.” While the Fund has not adopted percentage limitations regarding the percentages of liquid or illiquid securities that may be held in the portfolio (and thus can technically invest without limitation in illiquid securities), liquidity is one of several important factors, considered in conjunction with the other factors described above, evaluated by the Adviser when evaluating the Fund’s portfolio and making investment decisions.

Comment 18:	The fourth paragraph under this sub-caption discloses that: “The Subadviser will invest its portion of the Fund’s assets only in obligations with total yields at the time of purchase below an applicable benchmark plus a credit spread set from time to time by the Subadviser (the ‘Avenue-Credit Thresholds’).” Provide an example which illustrates the operation of this policy and identify the benchmark.

Response 18:	The Fund believes that this comment was included in error, as the paragraph referred to above was not contained in the Registration Statement..

Leverage, page 3

Comment 19:	The last paragraph of this subsection states:

Financial leverage may also be achieved through the purchase of certain derivative instruments. The Fund’s use of derivative instruments exposes the Fund to special risks.

Please specifically identify all of the derivatives that the Fund will invest in as part of its principal investment strategies and the purposes for which such investments will be used. Please disclose specifically all of the risks of investing in those derivatives as discussed in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response 19:	In drafting the Fund’s Registration Statement, the Fund has been mindful of the Staff’s views on derivatives disclosure, including the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. The Fund has reviewed disclosure regarding derivatives throughout the Registration Statement, and the Fund respectfully submits that the disclosure set forth in Pre-Effective Amendment No. 1 to the Registration Statement is consistent with the observations set forth in such letter.

Distributions, page 5

Comment 20:	The first paragraph, on page 5, states: “The Fund expects to pay its Common Shareholders annually all or substantially all of its investment company taxable income to meet the requirements for qualification as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986….” While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the annual distribution requirement of Section 852 is not. Please clarify the disclosure here and in “Risk of Failure to Qualify as a RIC,” on page 18.

Response 20:	The Fund has made the requested revisions. The Fund respectfully submits that disclosure under “Risk of Failure to Qualify as a RIC” is accurate, as it references the annual distribution requirement not as an element of meeting the definition of a regulated investment company under Section 851 but as an element of qualifying “for the favorable income tax treatment generally accorded to RICs.”

Special Risk Considerations, page 6

Comment 21:	Please add, in the subsection “Market Risk” on page 6, that the rate adjustments of variable rate instruments frequently lag the market and that currently many variable rate instruments are subject to floors that may prevent them from adjusting at all.

Response 21:	The Fund has included the requested disclosure under the heading “Interest Rate Risk.”

Comment 22:	In the subsection “Risk of Senior Loans,” on page 8, please delete the following sentences because they undercut the risk disclosure:

However, many Senior Loans are of a large principal amount and are held by a large number of owners, which should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased.

Response 22:	The Fund has revised the disclosure as requested.

Comment 23:	The last paragraph of the subsection “Risk of Senior Loans” discusses the Fund’s acquisitions of assignments and participations. Please confirm that the Fund does not originate senior loans, nor engage in syndicating such loans. Explain to us whether an assignment carries any possibility legal liabilities from the assignor.

Response 23:	The Fund does not originate senior loans nor syndicate them. In certain instances, for example in the case of a restructuring, the Fund may sign a credit agreement, in which case the Fund could be deemed a direct lender. As described under the headings “Risks—Loan Participation and Assignment Risk” and “The Fund’s Investments—Loan Participations and Assignments” when the Fund purchases a loan through assignment “it typically succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender.”

Comment 24:	The subsection “Risks of Structured Products,” on page 10, states “The Fund may invest in structured products, CDOs, CBOs, CLOs, structured notes, credit-linked notes and other types of structured products.” The disclosure in the section “Investment Policies,” on page 2, mentions only investments in “collateralized debt and loan obligations.” Please define and include these additional structured products in that section.

Response 24:	The Fund respectfully submits that each referenced instrument is described under “The Fund’s Investments—Structured Products.” The Fund has revised disclosure in the Prospectus Summary accordingly.

Comment 25:	The subsection “Risk of Swaps,” on page 11, indicates that the Fund will “enter into credit default” swaps. A credit default swap is a derivative that creates a senior security, as defined in Section 18(g) of the 1940 Act. Please explain, where appropriate, how the Fund’s overall segregation policies with respect to its investments in credit default swaps and futures contracts conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management, L.P. (July 2, 1996). It is the position of the staff that where the Fund sells a credit default swap it must segregate liquid assets equal to the full, un-netted amount fund’s contractual obligation (the “notional amount”) to avoid senior security treatment by means of Release 10666.

Response 25:	The Fund confirms that when the Fund sells a credit default swap, the Fund segregates liquid assets equal to the “notional amount” of the Fund’s contractual obligation.

Comment 26:	Please add to the disclosure about the risks of preferred shares in the first paragraph under “Financial Leverage Risk,” on page 11, that preferred shareholders have the right to elect a minimum of two directors. This voting power may negatively affect common shareholders or the interests of preferred shareholders may differ from the interest of common shareholders.

Response 26:	The Fund notes that disclosure under the caption “Description of Capital Structure – Preferred Shares” beginning on page 53 of the Prospectus, discusses the consequences to common shareholders of the Fund’s issuance of preferred shares, and this section is cross referenced under the heading “Prospectus Summary—Special Risk Considerations—Financial Leverage Risk.” In addition to the this cross reference, the Fund has added a brief summary of these consequences within that risk factor.

Comment 27:	The subsection, “Foreign Securities Risk,” states, in the paragraph at the top of page 13, that “[t]he Fund may also invest directly in currencies.” Subsequently, this same paragraph states: “The Fund may, from time to time, seek to protect the value of some portion or all of its portfolio holdings against currency risks by engaging in currency hedging transactions, such as currency futures contracts, currency forward contracts and options on currencies.” Please clarify whether the Fund intends to speculate in foreign currencies, as well as engage in foreign currency hedging transactions. If so, this should be disclosed in the Fund’s strategies.

Response 27:	The Fund has no present intention to speculate in foreign currencies. However, the highlighted language is intended to preserve the Fund’s ability to do so in the future. The Fund currently engages in foreign currency hedging transactions. The Fund respectfully submits that the Fund’s intent to engage in foreign currency hedging transactions is currently disclosed in the Prospectus under the caption “Investment Policies” which states that “To address foreign currency risks, the Fund may enter into foreign currency swaps and other hedging transactions.”

Comment 28:	The subsection “Strategic Transactions Risk,” on page 13, states: “The Fund may utilize options, forward contracts, futures contracts and options on futures contracts (collectively, referred to as ‘Strategic Transactions’).” There is no description of how and why the Fund will use “Strategic Transactions” in the Fund’s principal investment strategies. Please provide one.

Response 28:	The Fund notes that a description of how and why the Fund may use “Strategic Transactions” is set forth in the Prospectus under the heading “The Fund’s Investments—Strategic Transactions.”

Comment 29:	The same subsection, in the first full paragraph on page 14, states: “To the extent that the Fund utilizes forward contracts, futures contracts or options transactions for hedging, such transactions should tend to minimize the risk of loss due to a decline in the value of the hedged position and, at the same time, limit any potential gain to the Fund that might result from an increase in value of the position.” Please delete this sentence: it does not describe a risk.

Response 29:	The Fund has deleted the disclosure as requested.

Comment 30:	The subsection “Risks of Investing in Other Investment Companies” indicates that the Fund may acquire the shares of other investment companies.

Response 30:	The Fund may invest its assets in the securities of other investment companies to the extent permitted by the 1940 Act, as described in the Prospectus under “The Fund’s Investments—Other Investments—Securities of Other Investment Companies.”

Comment 31:	With respect to the subsection “Short Sales Risk,” on page 16, please confirm that the anticipated interest and dividend expenses of short sales are included in the fee table in “Other Expenses.” See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.105.j (2014). In addition, please include in the disclosure made in response to Item 8 of Form N-2, a description of the technique and purpose of short selling, including the costs associated with short selling.

Response 31:	The Fund confirms that the anticipated interest and dividends paid in connection with short sales, if any, are reflected in the fee table as “Other Expenses.” The Fund describes the technique, purpose and costs associated with short selling in the Prospectus under “The Fund’s Investments—Other Investments—Short Sales.”

Summary of Fund Expenses, page 21

Comment 32:	In footnote 3, please explain how “average net assets attributable to common shares during the period ended February 28, 2015” were calculated.

Response 32:	The Fund has revised the disclosure to state that the calculations are “based upon average net assets applicable to Common Shares during the fiscal year ended February 28, 2015.” Average net assets applicable to Common Shares during the fiscal year ended February 28, 2015 were $1,010,309,000. Such amount was calculated by dividing the sum of the Fund’s net assets on each day during the fiscal year ended February 28, 2015 by the number of days in the fiscal year ended February 28, 2015.

Comment 33:	In footnote 4, please define “average daily Managed Assets.”

Response 33:	The Fund has added disclosure to footnote 4 to identify where the definition of Managed Assets can be found in the Prospectus.

Comment 34:	In light of the fact that the Fund may invest in “other investment companies” is an “acquired fund fees and expenses” entry required in the fee table? If such entries are not required because the Fund’s investments in other investment companies are be de minimis, are they be included in “other expenses,” as permitted by Item 3, Instruction 3(f)(i) of Form N-1A?

Response 34:	While the Fund has the ability to invest in other investment companies, the fees and expenses of the Fund’s investments, if any, in other investment companies do not exceed one basis point. Therefore, pursuant to Instruction 10(a) to Item 3.1 of Form N-2, such fees and expenses, if any, have been included in the line item “Other Expenses” and a line item for “Acquired Fund Fees and Expenses” has been omitted.

Financial Highlights, page 23

Comment 35:	Footnote (i) discloses that the calculation is performed by “subtracting the Fund’s total liabilities (not including the borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness”. It appears as if the calculation was performed by subtracting the Fund’s total liabilities (not including borrowings and preferred shares) from the Fund’s total assets. Please update the disclosure accordingly.

Response 35:	The calculation is performed by subtracting the Fund’s total liabilities (not including the preferred shares and borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness. The footnote will be updated accordingly.

Statement of Additional Information

Investment Restrictions

Comment 36:	With respect to restriction 6, please explain how the Fund will comply with the Internal Revenue Service’s position, adopted in Rev. Rul. 2006-1, 2006-2 I.R.B. 261, applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code, that the income from such investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response 36:	Investment restriction 6 applies to the Fund’s ability to purchase and sell physical commodities. The Fund has no present intention to invest in physical commodities.

Comment 37:	With respect to restriction 7, please disclose, where appropriate, the following conditions that must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund’s Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See State Street Bank and Trust Co. (Sept. 29, 1972) and State Street Bank and Trust Co. (January. 29, 1972). The Fund may not lend more than one-third of its total assets. See Salomon Brothers (May 4, 1975). But the collateral that a Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets. See Brinson Funds (November 25, 1997). Please also describe the duties and responsibilities of the Board of Trustees in the lending of the Fund’s securities. For example, would a Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Funds will receive all of the income on the collateral invested by the Fund.

In addition, with respect to restriction 7, the 1940 Act does not address loans of portfolio securities or repurchase agreements. Nor has the staff taken a position that repurchase agreements are loans by a fund. Where a fund loans its securities, the staff has taken the position that the fund’s obligation to return the collateral to the borrower when the loaned securities are returned may be a senior security. As noted in the previous comment, instead of requiring the fund to segregate assets, the staff has addressed this senior security concern by limiting the value of securities that a fund can have out on loan at any time to one-third of the fund’s total assets (including the collateral received). But the staff has not taken a similar position with respect to a fund’s obligation to return the collateral when the fund enters into a repurchase agreement. Accordingly, please state specifically the limits on the Fund’s ability to invest in repurchase agreements.

Response 37:	The Fund does not currently engage in securities lending. However, the Fund discusses the risk associated with securities lending. The Fund has also added disclosure regarding securities lending in the Prospectus under the heading “The Fund’s Investment—Other Investments—Lending Portfolio Securities.” The Fund confirms that it will engage in securities lending only in accordance with the guidance of the Staff of the Securities and Exchange Commission. The Fund respectfully submits that the added disclosure addresses the above referenced limitations.

The Fund also discusses investments in repurchase agreements under the heading “The Fund’s Investments—Other Investments— and Reverse Repurchase Agreements.” As disclosed in that section, the Fund treats repurchase agreements as loans under the 1940 Act, which limits the Fund’s ability to engage in repurchase agreement transactions.

February 28, 2015 Financial Statements

Comment 38:	We note unfunded loan commitments in the amount of $45 million. Please represent to us that the Fund: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Fund does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Fund is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Fund has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Fund’s most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Fund continues to meet this asset coverage requirement.

Response 38:	The Fund confirms that in connection with any unfunded commitments, the Fund segregates unencumbered cash or liquid assets in an amount at least equal to its outstanding unfunded commitments. As of August 31, 2015, the Fund had outstanding unfunded commitments with a value of $51,412,897. As of such date, the Fund had segregated cash or liquid assets with an aggregate value of $51,412,897 against such unfunded commitments. As of February 29, 2016, the Fund continues to segregate cash or liquid assets in an amount at least equal to its outstanding unfunded commitments.

General

Comment 39:	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 39:	The Fund does not intend to submit an exemptive application or no-action request in prior to seeking effectiveness of the Registration Statement. The Fund may subsequently seek no-action relief to allow the Fund to utilize Rule 486(b) under the Securities Act of 1933 to file post-effective amendments to its shelf registration statements that would become effective immediately.

Comment 40:	When FINRA has informed you that it has no objections regarding the dealer compensation arrangements in this offering, please provide us with a copy of the FINRA “no-objection” letter or arrange for a call to the undersigned from the FINRA examiner. See Rules 461(a) and (b)(6) under the 1933 Act

Response 40:	The Fund will submit any underwritten offering to FINRA for its proper approval of the underwriting terms.

Comment 41:	Please file an amended N-2 responding to our comments, including updated consents from the accountants.

Response 41:	Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof, will be marked to show all changes made since the initial filing of the Registration Statement, including those changes made in response to your comments.

* * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:	Management of the Fund has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

Response:	The Fund believes that the responses set forth herein adequately address your comments in your letter dated September 11, 2015. As indicated above, the Fund anticipates filing Pre-Effective Amendment No. 1 to the Registration Statement on or about the date hereof.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to Amanda Roberts of Invesco at (404) 439-3214, Kevin Hardy at (312) 407-0631 or the undersigned at (212) 735-3406.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman